

January 15, 2013

Via Facsimile:
Ms. Regina M. Paolillo
Chief Financial Officer
TeleTech Holdings, Inc.
9197 South Peoria Street
Englewood, Colorado 80112

   Re: TeleTech Holdings, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2011
     Filed February 28, 2012
     File No. 1-11919

Dear Ms. Paolillo:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Terry French for

         Larry Spirgel
         Assistant Director